PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

13,580,203 shares issued and outstanding

Ref.: File No. 82-4025

August 27, 2004

DRILLING STARTS ON GLOBEX'S RAMP PROPERTY

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to inform shareholders that Vedron Gold Inc. **(VG: TSXV)** has initiated drilling on Globex's Ramp property near Matheson, Ontario.

The initial drill program, which is part of the first year $500,000 work commitment, will test the known gold zones and untested targets such a gold intersection in hole 99-03 (15.36 g/t Au over 1.4 metres) which have received no follow-up.

The large Ramp property includes an historic non NI43-101 conformable resource of 793,474 tons grading 0.235 oz/ton Au (8 g/t) (R.A. Bennett, P.Eng., 1993). Significant infrastructure is already in place.

Globex is an exploration company with a portfolio of 46 properties of which 10 are actively being explored and developed. The company seeks to create shareholder value by acquiring properties, then enhancing them and either developing them to production, optioning, joint venturing or selling them on favourable terms. Management is in discussions to farm-out additional properties.

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

dlw 10/19

PRESS RELEASE

Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)

13,580,203 shares issued and outstanding

82-4025

September 14, 2004

GLOBEX AND QUEENSTON FORM JOINT VENTURE IN CADILLAC – BOUSQUET GOLD CAMP TO TARGET DEEP GOLD ZONES

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. ("Globex") (GMX-TSX) and **Queenston Mining Inc. ("Queenston") (QMI-TSX)** are pleased to announce the formation of a 50% - 50% joint venture on the Wood and Pandora properties located in Cadillac Township, northwestern Quebec. The joint venture area is comprised of 16 mineral claims and one mining concession totalling 472 hectares being 100% of Globex's Wood property and 100% of the western half of Queenston's Pandora property.

The Wood-Pandora property is favourably located in the most active gold camp in Quebec. It is 5.5 km east southeast of the 54.4 million tonne (8.2 million oz Au), LaRonde Mine operated by Agnico-Eagle Mines Limited and 2.5 km due west of Agnico-Eagle's new, 1.36 million oz., Lapa gold deposit (see location map posted on Globex's web site at: www.globexmining.com). The $30,000,000 shaft sinking, underground development/exploration program on the Lapa property by Agnico-Eagle, deep exploration drilling by Radisson Mining Resources Inc. on their O'Brien property just west of the joint venture property, a $7,000,000 underground evaluation of the East Amphi project along strike to the east by Richmont Mines and continued deep drilling/resource delineation by Agnico-Eagle at LaRonde, are some of the more prominent current programs in the Cadillac-Bousquet camp.

The amalgamated property contains four shallow gold zones (Wood, Piche, # 3 Shaft and Amm) and three shafts from which historic production of 53,592 oz. of gold was produced between 1938-1941 from 314,100 t averaging 5.3 g/t. On the Wood Zone, a historic, pre NI 43-101, inferred mineral resource of 1 Mt grading 5.5 g/t is reported per H. J. Bergmann, P.Eng., in federal government files. The property covers a 3.5 km section of the Cadillac Break, a regional gold structure which localizes many of the deposits in the area. At Wood-Pandora, gold mineralization occurs within and adjacent to the Cadillac Break in both Piche Group volcanic rocks and Cadillac Group sedimentary rocks.

The **Initial Focus** of exploration on the property will be to explore at depth two gold zones, the #3 Shaft and Piche Zones, that occur in the central portion of the property. The #3 Shaft Zone represents multiple zones of gold mineralization in a thick package of sheared and altered Cadillac Group sedimentary rocks. Previous diamond drilling through the altered package by Belleroche Mines in 1972 cut a 73.6 m thick section averaging 2.2 g/t. Subsequent drilling of 101 holes by Camflo Mines Limited, between 1979-81, traced the mineralization along strike for 1.2 km and to a depth of 250 m. This drilling identified native gold occurring in five zones containing quartz veining, arsenopyrite, other minor sulphides, tourmaline and scheelite. Gold values encountered in the drilling range up to 16.3 g/t across 6.5 m. An underground evaluation of the #3 Shaft Zones in 1981-82 by Camflo concluded, within the area tested, that the mineralization was erratic and discontinuous.

Other than 2 holes completed by Queenston in 1999 no other recent exploration has been performed on the #3 Shaft Zone. The Piche Zone lies 30 m south of the #3 Shaft Zone and contains gold mineralization with disseminated arsenopyrite and pyrite in altered volcanic and sedimentary rocks of the Piche Group. Previous drilling of 38 holes in this area by Gold Hawk Mines Limited in 1973, Gallant Gold Mines Limited and Camflo Mines Limited in 1981 and Hughes-Lang Limited in 1984 intersected gold mineralization ranging up to 7.0 g/t across 6.7 m. This mineralization was traced by drilling over a strike length of 500 m and to a depth of 300 m. Since 1984 there has been no exploration on the Piche Zone. The Piche Zone is interpreted to occur in the same stratigraphy as the Agnico-Eagle's Lapa Deposit which begins at 300 m below surface and extends to 1,200 metres or more.

As the #3 Shaft and Piche Zones straddle the boundary of the Wood and Pandora claim groups, the joint venture was formed to explore, for the first time, the depth potential of these two gold zones. The occurrence of significant, near surface gold mineralization in two adjacent zones over a combined width of 75 m indicates the presence of a large gold system that remains unexplored at depth. The first phase of exploration by the joint venture will target the gold system with two deep diamond drill holes at a vertical depth of approximately 730 m. This 2,600 m, $250,000 drill program will be operated by Globex and is anticipated to commence next month.

The Wood-Pandora drilling program has been planned and will be supervised by Globex's Exploration Manager and qualified person Ray V. Zalnieriunas, P. Geo. and reviewed by Queenston's Chief Geologist, Wayne R. Benham, P. Geo. The NQ sized drill core will be logged and split and half-core samples will be analyzed by standard fire assay with atomic absorption or gravimetric finish at Expert Laboratory Inc. of Rouyn-Noranda, Quebec. Duplicate check assays will be completed on all samples containing more than 1 g/t gold.

For further information, contact:

Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com